FOR IMMEDIATE RELEASE

SGOCO GROUP, LTD. ANNOUNCES RECORD
2010 FINANCIAL RESULTS

Beijing, China – April 29 , 2011 – SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including monitors, TVs, and application specific products, today announced its audited operating results for the year ended December 31, 2010.

2010 Financial Highlights vs 2009:

•	Total revenue increased 220.2% to $217.3 million, compared to $67.9 million;
•	75% of sales were of SGOCO brand products compared to 79%;
•	Gross margin was 15.1%, compared to 14.9%;
•	Operating income increased 180.7% to $25.6 million, compared to $9.1 million;
•	Net income increased 178.4% to $19.9 million, compared to $7.2 million;
•	Diluted earnings per share grew 121.0% to $1.86, compared to $0.84*; and
•	As of December 31, 2010, the Company’s distribution network included 603 SGOCO Image retail partners, as compared to 70 at the end of 2009.

* Weighted average number of common shares (diluted) at December 31, 2010 was 10,705,957 as compared to 8,500,000 at December 31, 2009.

2010 was a year of substantial growth, with record revenue and net income.  The increase in revenue was primarily due to the addition of new customers, increased sales from existing customers, and an improved economic environment which also supported strong growth in exports.

Additionally, our new world-class manufacturing facility was fully operational during 2010.  Of note, we occupied the new facility in May 2009, and since then we have been able to rapidly increase production and satisfy the strong growth in demand for our products.

2010 selling, general and administrative expenses increased substantially to approximately $7.1 million compared to slightly over $1 million in 2009.  The majority of the increase was in general and administrative expenses which were approximately $6.4 million in 2010, as compared to approximately $0.89 million in the previous year.  This increase was mainly due to fees related to our business combination, professional fees including audit and legal fees associated with being a public company, and increased management staffing.

As of December 31, 2010, cash and restricted cash was approximately $30 million and working capital was $38.7 million, compared to $11.4 million and $7.9 million as of December 31, 2009, respectively.  The current ratio as of December 31, 2010 was 1.44 to 1.

SGOCO Business Model and Outlook for 2011
Our business model is marketing-driven with multiple channels and multiple brands, and has three principal elements: 1) a distinct distribution channel in the form of a national network of independent retail outlets operating under the “SGOCO Image” name; 2) an actively-managed portfolio of brands that have strong local appeal; and 3) a world-class quality, design engineering, and product development capability that supports our distribution channels and brand portfolio.

By integrating these three elements, we believe we are able to leverage opportunities across the entire value chain and create a competitive advantage for our Company.  SGOCO’s portfolio includes six different high quality brands which are distributed at competitive prices to the emerging Chinese consumer through over 600 SGOCO Image retail partners.  We expect to continue to increase our distribution network in 2011 and reach over 1,000 SGOCO Image retail partners by the end of the year.

We believe that we have positioned SGOCO well ahead of the competition.  Most of our competitors in the emerging Chinese domestic market either focus on the low margin OEM business or offer generic brands that lack the international quality standard and rich feature set of SGOCO products.

While our growth strategy is aimed at expanding our geographic distribution network in China targeting mainly tier 3 and tier 4 cities, we are open to opportunistic export orders. In terms of products, geographic markets and financial strength, we are well-positioned to continue to achieve near and long-term growth.

Conference Call
The Company will hold a conference call for investors today, April 29, 2011, at 10:00 a.m. ET.  Interested parties may participate in the call by dialing (201) 689-7817; please call in 10 minutes before the conference call is scheduled to begin and ask for the SGOCO conference call.  After opening remarks, there will be a question and answer period.  The conference call will also be broadcast live over the Internet.  To listen to the live call, please go to www.sgocogroup.com, click on the Investor Relations section, then to the Event Calendar where the conference call is posted.  Please go to the website 15 minutes early to download and install any necessary audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About SGOCO Group, Ltd.
SGOCO Group, Ltd. is focused on building its own brands and retail distribution network in the flat panel display market, including monitors, TVs, and application specific products.  With a network of hundreds of SGOCO Image branded retail partners, the Company is rapidly expanding in China’s tier 3 and tier 4 cities.  By providing international standard quality products at competitive prices, the Company believes it is well positioned to take advantage of the emergence of China’s new consumer culture.  For more information about SGOCO, please visit http://www.sgocogroup.com.

Safe Harbor and Informational Statement
This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements." Forward-looking statements in this press release include, without limitation, the Company’s ability to increase its distribution network of SGOCO Image retail partners in 2011 and to expand its geographic distribution network in China. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated, including risks as detailed in the Company’s filings with the Securities and Exchange Commission (“SEC”). The Company’s filings with the SEC are available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by applicable laws or regulations.

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China) Bill Krolicki, VP of Finance Tel: + 86-10-8587-0170 Email: bill@sgoco.com	The Equity Group Inc. (US) Lena Cati Tel: 212 836-9611 / lcati@equityny.com Linda Latman Tel: 212 836-9609 / llatman@equityny.com

See accompanying tables

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

	Year Ended December 31,
	2010	2009
REVENUES:
Revenues	$204,682,698	$61,672,603
Revenues - related parties	12,618,047	6,201,701
Total revenues	217,300,745	67,874,304

COST OF GOODS SOLD:
Cost of goods sold	174,315,969	53,006,818
Cost of goods sold - related parties	10,285,788	4,757,517
Total cost of goods sold	184,601,757	57,764,335

GROSS PROFIT	32,698,988	10,109,969

OPERATING EXPENSES:
Selling expenses	700,148	116,918
General and administrative expenses	6,443,314	889,481
Total operating expenses	7,143,462	1,006,399

INCOME FROM OPERATIONS	25,555,526	9,103,570

OTHER INCOME (EXPENSES):
Interest income	89,900	7,221
Interest expense	(1,021,066)	(841,613)
Other income (expense), net	(892,184)	(75,893)
Change in fair value of warrant derivative liability	(286,877)	-
Total other expenses, net	(2,110,227)	(910,285)

INCOME BEFORE PROVISION FOR INCOME TAXES	23,445,299	8,193,285

PROVISION FOR INCOME TAXES	3,513,710	1,034,212

NET INCOME	19,931,589	7,159,073

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	1,772,063	(16,864)

COMPREHENSIVE INCOME	$21,703,652	$7,142,209

EARNINGS PER SHARE:
Basic	$2.13	$0.84
Diluted	$1.86	$0.84

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	9,354,186	8,500,000
Diluted	10,705,957	8,500,000

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
	2010	2009
CURRENT ASSETS
Cash	$23,493,805	$5,808,013
Restricted cash	6,537,086	5,596,699
Accounts receivable, trade	55,985,013	18,641,548
Accounts receivable - related parties	49,559	224,407
Other receivables	429,864	121,226
Inventories	17,291,123	4,011,505
Advances to suppliers	23,312,312	11,950,074
Advances to suppliers - related parties	-	8,954,051
Other current assets	46,615	20,746
Total current assets	127,145,377	55,328,269

PLANT AND EQUIPMENT, NET	16,886,297	15,729,350

OTHER ASSETS
Intangible assets, net	8,589,215	8,412,366
Other non-current assets	-	2,693
Total other assets	8,589,215	8,415,059

Total assets	$152,620,889	$79,472,678

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$31,958,430	$3,490,937
Accrued liabilities	333,659	74,147
Bank overdraft	1,492,226	717,562
Notes payable	26,346,505	18,709,038
Short-term loan	18,302,453	19,230,756
Short-term loan - shareholder	2,545,439	-
Other payables	1,755,881	382,978
Other payables - related parties	-	198,875
Customer deposits	3,278,269	457,761
Customer deposits - related parties	-	335,056
Taxes payable	2,449,939	3,872,916
Total current liabilities	88,462,801	47,470,026

OTHER LIABILITIES
Warrant derivative liability	1,530,569	-
Put option derivative liability	2,000,000	-
Total other liabilities	3,530,569	-

Total liabilities	91,993,370	47,470,026

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of Dec. 21, 2010 and Dec. 31, 2009	-	-

Common stock, $0.001 par value, 50,000,000 shares authorized, 17,428,089 and 14,300,000 issued and outstanding as of Dec.31, 2010 and Dec. 31, 2009	17,428	14,300
Paid-in-capital	24,182,003	17,263,916
Statutory reserves	3,560,838	1,286,942
Retained earnings	29,051,779	11,394,086
Accumulated other comprehensive income	3,815,471	2,043,408
Total shareholders' equity	60,627,519	32,002,652

Total liabilities and shareholders' equity	$152,620,889	$79,472,678

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